Exhibit 15.3

Spacegas Inc.

Financial statements

Independent Auditors’ Report

To the Board of Directors and Stockholders of

Spacegas Inc.

We have audited the accompanying financial statements of Spacegas Inc. (the “Company”), which comprise the balance sheet as of December 31, 2019, and the related statements of comprehensive income, stockholders’ equity, and cash flows for the period from February 1, 2019 (Transaction Date) to December 31, 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from February 1, 2019 (Transaction Date) to December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte Certified Public Accountants S.A.

April 30, 2020

Athens, Greece

Spacegas Inc.

Balance sheet

As of December 31, 2019

(Expressed in United States Dollars, Except for Share Data)

Assets
Current assets
Cash and cash equivalents	711,674
Restricted cash	77,673
Trade and other receivables	124,664
Due from related party (Note 3)	1,114,738
Advances and prepayments	13,671
Inventories (Note 4)	195,224

Total current assets	2,237,644

Non current assets
Vessel, net (Note 5)	13,221,364

Total non current assets	13,221,364

Total assets	15,459,008

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	250,583
Payable to related party (Note 3)	439,723
Current portion of long-term debt (Note 7)	674,482
Accrued liabilities (Note 6)	61,340

Total current liabilities	1,426,128

Non current liabilities
Long-term debt (Note 7)	5,530,995

Total non current liabilities	5,530,995

Total liabilities	6,957,123

Commitments and contingencies (Note 13)
Stockholders’ equity:
Capital stock 0.0001 par value; 7,647,000 issued and outstanding (Note 9)	765
Additional paid-in capital (Note 9)	7,646,235
Retained earnings	854,885

Total stockholders’ equity	8,501,885

Total liabilities and stockholders’ equity	15,459,008

The accompanying notes are an integral part of these financial statements.

Spacegas Inc.

Statement of comprehensive income

For the period from February 1, 2019 (Transaction Date) to December 31, 2019

(Expressed in United States dollars)

2019
Revenues
Revenues (Note 10)	3,362,478

Total revenues	3,362,478

Expenses
Voyage expenses (Note 11)	11,091
Voyage expenses-related party (Notes 3, 11)	42,031
Vessel operating expenses (Note 11)	1,409,047
Depreciation (Note 5)	600,636
Management fees (Note 3)	146,960
General and administrative expenses	30,246

Total expenses	2,240,011

Income from operations	1,122,467
Other (expenses)/income
Interest and finance costs	(266,586)
Interest income and other income	610
Foreign exchange loss	(1,606)

Other expenses, net	(267,582)

Net income	854,885

Other comprehensive income	—

Total comprehensive income	854,885

The accompanying notes are an integral part of these financial statements.

Spacegas Inc.

Statement of stockholders’ equity

For the period from February 1, 2019 (Transaction Date) to December 31, 2019

(Expressed in United States Dollars, Except for Number of Shares)

	Number of common shares	Common stock par value (Note 9)	Additional paid in capital (Note 9)	Retained earnings	Total stockholders’ equity
Balance, February 1, 2019 (Transaction Date)	6,897,000	690	6,896,310	—	6,897,000

Issuance of share capital (Note 9)	750,000	75	749,925	—	750,000
Net income	—	—	—	854,885	854,885

Balance, December 31, 2019	7,647,000	765	7,646,235	854,885	8,501,885

The accompanying notes are an integral part of these financial statements.

Spacegas Inc.

Statement of cash flows

For the period from February 1, 2019 (Transaction Date) to December 31, 2019

(Expressed in United States Dollars)

2019
Cash flows from operating activities:
Net income	854,885
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	600,636
Amortization of deferred finance charges	18,137
Changes in operating assets and liabilities: (Increase)/decrease in
Trade and other receivables	(124,664)
Advances and prepayments	(13,671)
Inventories	(195,224)
Increase/(Decrease) in
Trade accounts payable	250,583
Balances with related party	439,723
Accrued liabilities	61,340

Net cash provided by operating activities	1,891,745

Cash flows from investing activities:
Cash to joint venture party	(1,114,738)

Net cash used in investing activities	(1,114,738)

Cash flows from financing activities
Issuance of capital	750,000
Deferred finance charges paid	(52,660)
Loan repayments	(685,000)

Net cash provided by financing activities	12,340

Net increase in cash, cash equivalents and restricted cash	789,347

Cash, cash equivalents and restricted cash at beginning of period	—

Cash, cash equivalents and restricted cash at end of period	789,347

Cash breakdown
Cash and cash equivalents	711,674
Restricted cash, current	77,673
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	789,347

Supplemental cash flow information
Interest paid	199,076

The accompanying notes are an integral part of these financial statements.

Spacegas Inc.

Notes to the financial statements

(In thousands of United States dollars)

1. Basis of Presentation and General Information

The accompanying financial statements include the accounts of Spacegas Inc. (the “Company”) which, as of December 31, 2019 owned one liquefied petroleum gas (LPG) carrier, Gas Defiance, built on July 30, 2008, which provides worldwide marine transportation services under time charters. Spacegas Inc. was formed under the laws of the Marshall Islands on March 5, 2008. For the period from its incorporation to February 1, 2019, the Company was fully owned by StealthGas Inc. On February 1, 2019 (the “Transaction Date”), StealthGas Inc. (the “joint venture party”) entered into a Shareholder Agreement with MAAS GAS BV pursuant to which MAAS GAS BV acquired 49.9% of the shares of the Company and gained co-ownership and joint control of the vessel Gas Defiance.

The reporting and functional currency of the Company is the United States Dollar. The financial statements have been prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”) and present the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from the Transaction date to December 31, 2019.

The Company’s vessel is managed by Stealth Maritime Corporation S.A. (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

During the period ended December 31, 2019, one charterer accounted for 100% of the Company’s revenues.

2. Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessel operates in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Resulting gains or losses are separately reflected in the accompanying statement of comprehensive income.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Restricted Cash: Restricted cash mainly reflects deposits with certain banks that can only be used to pay the current loan installments or which are required to be maintained as a certain minimum cash balance per mortgaged vessel or cash held in restricted bank account for guarantees issued by the bank on the Company’s behalf. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

Trade Receivables: The amount shown as trade receivables includes estimated recoveries from charterers for hire, net of allowance for doubtful accounts. At each balance sheet date, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required for the period presented.

Claims Receivable: Claims receivable are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through each balance sheet date, for which recovery from insurance companies is probable and claim is not subject to litigation. Any remaining costs to complete the claims are included in accrued liabilities.

Inventories: Inventories consist of bunkers and lubricants which are stated at the lower of cost and net realizable value. The cost is determined by the first-in, first-out method. The Company considers victualing and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.

Vessel Acquisition: Vessel is stated at cost less depreciation and impairment, if any. Cost consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred. The Company records all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value.

Impairment or Disposal of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets, when an impairment indication exists. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the statement of comprehensive income. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations.

Vessel’s Depreciation: The cost of the Company’s vessel is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of the Company’s vessel to be 30 years from the date of its construction.

Accounting for Special Survey and Dry-docking Costs: Special survey and dry-docking costs are expensed in the period incurred.

Deferred Finance Charges: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. The unamortized deferred financing charges are presented as a direct deduction from the carrying amount of the related loan and credit facility in the balance sheet. Deferred financing costs relating to undrawn facilities are presented under non-current assets in the balance sheet.

Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessel. The Company’s vessel is chartered on time charters.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. The Company’s time charter contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 - Leases, and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized ratably on a straight line basis over the period of the respective charter. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer.

The Company has adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (codified as ASC 842), as amended from time to time, using the modified retrospective transition method. The Company elected to apply the additional and optional transition method to existing leases at the beginning of the period of adoption and no cumulative effect adjustment to the opening retained earnings was necessary as of the beginning of the period. Also, the Company elected to apply a package of practical expedients under ASC 842, which allowed the Company, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component when the following criteria are met (i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. The Company, making use of this practical expedient for lessors, has elected not to separate the lease and non-lease components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and non-lease component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease. Upon adoption of ASC 842, the timing and recognition of earnings from time charter contracts to which the Company acts as lessor did not change from previous practice and thus the adoption of this standard did not have an effect on the Company’s opening retained earnings, balance sheet and statement of comprehensive income.

Deferred revenue represents cash received for undelivered performance obligations and deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and other operating expenses. Vessel operating expenses are expensed as incurred.

3. Transactions with Related Parties

The Manager provides the vessel with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 and a brokerage commission of 1.25% on hire, as per the management agreement between the Manager and the Company. For the period ended December 31, 2019, total brokerage commissions of 1.25% amounted to $42,031 and are included in “Voyage expenses – related party” in the statement of comprehensive income. For the period ended December 31, 2019, the management fees were $146,960 and are included in “Management fees” in the statement of comprehensive income.

The current account balance with the Manager at December 31, 2019 was a liability of $439,723. The liability represents payments made by the Manager on behalf of the ship-owning company.

The current account balance with StealthGas Inc. at December 31, 2019 was a receivable of $1,114,738. The receivable represents revenues collected by StealthGas Inc. on behalf of the Company.

4. Inventories

The amount shown in the accompanying balance sheet is analyzed as follows:

December 31, 2019
Lubricants	63,749
Bunkers	131,475

Total	195,224

5. Vessel, Net

The amount shown in the accompanying balance sheet is analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, Transaction date	13,822,000	—	13,822,000

Depreciation for the period	—	(600,636)	(600,636)

Balance, December 31, 2019	13,822,000	(600,636)	13,221,364

At December 31, 2019, no impairment indication existed for the Company’s vessel since its fair value as determined by independent brokers exceeded its net book value.

As of December 31, 2019, the vessel has been provided as collateral to secure the Company’s bank loan as discussed in Note 7.

6. Accrued Liabilities

The amount shown in the accompanying balance sheet is analyzed as follows:

December 31, 2019
Interest on long-term debt	39,371
Vessel operating and voyage expenses	21,969

Total	61,340

7. Long-Term Debt, Net

Long-term debt as of the Transaction date amounted to $6,925,000 and related to a loan issued on July 30, 2008. In May 2019, loan repayments amounting to $342,500 were made to the bank.

On June 25, 2019, the Company together with Financial Power Inc., a ship-owning company under common control, entered into a loan agreement for an amount of $13,165,000 with a bank, for the purpose of re-financing the then existing borrowings with the same bank. The loan bears interest at LIBOR plus a margin of 2% per annum. The loan allocated to the Company amounted to $6,582,500 and is repayable in nine instalments of $342,500 each, and a balloon instalment of $3,500,000, payable together with the last instalment in November 2023.

Loan interest expense for the period ended December 31, 2019, amounted to $238,447 and is presented under “Interest and finance costs” in the accompanying statement of comprehensive income.

Weighted average interest rate on the Company’s long-term debt for the period ended December 31, 2019 was 3.8%.

Long-term debt as at December 31, 2019 is analysed as follows:

2019
Total long-term debt	6,240,000
Less: Deferred debt issuance costs	(34,523)

Total long-term debt, net	6,205,477
Less: Current portion of long-term debt	(685,000)
Add: Current portion of deferred debt issuance costs	10,518

Long-term debt net	5,530,995

The annual principal payments to be made, for the abovementioned loan, after December 31, 2019 are as follows:

December 31, 2019
2020	685,000
2021	685,000
2022	685,000
2023	4,185,000

Total	6,240,000

The loan agreement contains customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of the vessels, the ratio of debt to the vessel’s Market Value and pledged cash deposits. As of December 31, 2019, the Company was in compliance with all the terms of its loan agreement.

8. Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade and other receivables, due from related party, payable to related party, trade accounts payable and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The carrying values of cash and cash equivalents, restricted cash, receivables from related party, trade and other receivables, payable to related party, trade accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loan is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Its carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

9. Capital stock and Additional paid-in capital

The total authorized and issued share capital of the Company at the Transaction Date was 6,897,000 common shares with a value of 1 US Dollar per share.

During the period ended December 31, 2019, 750,000 shares were issued and capital amounting to $750,000 was contributed to the Company for working capital purposes.

10. Revenues

The amount in the accompanying statement of comprehensive income is analyzed as follows:

2019
Time charter revenues	3,362,478

Total	3,362,478

11. Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying statements of comprehensive income are analyzed as follows:

Voyage Expenses	2019
Port expenses	8,700
Commissions	42,031
Other voyage expenses	2,391

Total	53,122

Vessel’s Operating Expenses	2019
Crew wages and related costs	815,797
Insurance	30,721
Repairs and maintenance	90,883
Spares and consumable stores	234,062
Miscellaneous expenses	237,584

Total	1,409,047

12. Income Taxes

The Company is incorporated in the Marshall Islands where the laws do not impose tax on international shipping income. However, the Company is subject to registration and tonnage taxes in the country in which the vessel is registered and managed from, which have been included in vessel operating expenses in the accompanying statement of comprehensive income.

13. Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

As discussed in Note 7, the Company together with Financial Power Inc., a ship-owning company under common control, have entered into a loan agreement for an amount of $13,165,000. The portion of Financial Power Inc. from the outstanding loan balance and accrued interest as of December 31, 2019 amounted to $6,240,000 and $39,371, respectively. The Company is jointly and severally liable for the aforementioned portion in case of any defaults. The extent to which an outflow of funds will be required is dependent on the performance of Financial Power Inc. and compliance with the relevant terms included in the loan agreement.

14. Subsequent Events

Subsequent events have been evaluated through April 30, 2020. The most significant of these is the following:

On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “Covid-19”) outbreak, a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which Covid-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.